VIA EDGAR CORRESPONDENCE

February 12, 2010

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:	Nortel Networks Limited (“NNL” and collectively with Nortel Networks

Corporation “Nortel”)

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2009

File No. 001-34243

This letter is provided further to the comment letter dated January 14, 2010 from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed by NNL (“January 2010 Comment Letter”). The text set forth below immediately following each paragraph number is a verbatim reproduction of comments contained in the January 2010 Comment Letter. Unless otherwise indicated, all amounts are in millions of U.S. dollars.

Please note that capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed by NNL (“Third Quarter Report”).

Clarke Glaspell

Controller

Nortel Networks Limited

5945 Airport Road, Suite 360, Mississauga, Ontario, Canada L4V 1R9 T 905.863.7059

glaspell@nortel.com

Form 10-Q for the Quarterly Period Ended September 30, 2009

Significant Business Divestitures, page 84

1.	We note your response to comment three in our letter dated December 3, 2009. It is still unclear to us why you consider your “operating segments under SFAS 131 to also represent…assets groups under SFAS 144 because of the cash flow interdependencies between the various product portfolios…” Please tell us in detail the nature of the cash flow interdependencies between the various product portfolios. On page 91 of your 2008 Form 10-K, you alluded to significant asset groups and distinguished them from reporting units (operating segments) when you indicated that you tested them separately for recoverability. Refer to “results of testing for recoverability of a significant asset group within a reporting unit”. On page 93, you specified that the recoverability testing of such asset groups “included cash flow projections from operations along with cash flows associated with the eventual disposition of the long-lived assets, where appropriate.” There was no indication in the filing that your asset groups were the same as your operating segments. Please reconcile inconsistencies between your response and your disclosures.

Cash Flow Interdependencies

Please be supplementally advised that the following discussion of cash flow interdependencies is based on Nortel’s historical operations through 2008. In addition, additional information has been provided regarding changes made in preparation for the disposition of several product portfolios (i.e., one level below an operating segment, “segment”) during 2009.

Nortel has continually reassessed its segments, reporting units, and asset groups to ensure the continued appropriateness of the classifications.

SFAS 144 paragraph 41 states:

“For purposes of this Statement, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4).”

Please note that in its February 12, 2007 letter to the Staff, Nortel described how its segments and reporting units were determined for purposes of testing impairment of goodwill and some of that information is applicable to the discussion below.

With respect to the request to provide additional detail regarding the cash flow interdependencies between the various product portfolios, since 2007, Nortel has concluded that long-lived assets should be grouped at either the consolidated entity or segment level for purposes of testing for recoverability and ultimately assessing whether an impairment exists under SFAS 144 (ASC 360-10-35).This conclusion was based on the identification of significant interdependencies as discussed below.

Interdependencies – Basis for Historical Conclusions

Historically, Nortel identified significant cash flow interdependencies which were taken into account in concluding that long-lived assets should be tested for impairment at the segment level, as defined in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information (ASC 280-10). The key drivers of Nortel’s conclusion that the segment level is the lowest level where clearly distinguishable and largely independent cash flows existed were the existence of extensive revenue and R&D interdependencies, as well as, significant cost-sharing between the segments. Each of these historical interdependencies is discussed in more detail below.

Revenue Interdependency

Nortel offers integrated product solutions that cross various technologies and service offerings. Some of Nortel’s largest customers (AT&T, Verizon, BCE, BT) commonly buy from two or more segments (e.g., Metro Ethernet Networks (“MEN”) and Wireless Networks (“WN”)) to achieve an overall network solution that fits the customer’s needs (e.g., a wireless network with optical connectivity between nodes). In addition, a single customer contract may include purchases from more than one product portfolio. Therefore, eliminating any one product portfolio could significantly impact revenue from another product portfolio within that segment or across segments. Customers preferring to deal with a single vendor (i.e., “one stop shop”) have often purchased a fully-integrated suite of products from Nortel to avoid interoperability concerns (a similar example has been discussed in paragraph B45 of SFAS 144), which is also consistent with how Nortel marketed its value to customers.

Further, revenue of one product portfolio might build demand for another product portfolio. For example, carriers, in addition to purchasing wireless equipment from the WN segment, may purchase Enterprise Solutions (“ES”) equipment from Nortel or a Nortel partner and choose to provide a hosted service to its customers using that equipment and/or service. Even when having no plans for hosting, wireless service provider customers have commonly chosen to be distributors or resellers of Nortel end-user customer premise equipment from the ES product portfolio (e.g., significant Nortel customers such as BCE, BT, AT&T, Verizon, and Telus have all been ES distributors/resellers).

Interpretive guidance set out in KPMG’s publication, Guide to Accounting for the Impairment or Disposal of Long-Lived Assets: An Analysis of FASB Statement 144 (ASC Subtopic 205-20; ASC Subtopic 360-10), indicates that revenue levels for an asset group may depend on the operating presence of other asset groups in the same geographic area or on an entity’s ability to offer products or services of another asset group. That guidance indicates that if these or similar relationships among asset groups limit an entity’s ability to dispose of an asset group without impacting the revenue-producing ability of another group(s), a higher grouping level may be justified.

These factors have historically supported Nortel’s conclusion that significant revenue interdependencies exist within the product portfolios within the segments and also between its segments.

R&D Interdependency

Nortel’s R&D work has been performed in ten labs worldwide. These centers typically cater to segment level specific technology requirements (not country specific requirements). None of the individual R&D centers would have the ability to fully support the technology underlying products being sold to the respective country’s customers. The following table summarizes the manner in which the labs have been organized:

Country	R&D Locations	Approximate Segment Alignment
US	Richardson	Carrier Networks (“CN”)
	Raleigh	CN
	Santa Clara	ES
Canada	Ottawa	MEN, CN, ES
	Belleville	ES
	Calgary	CN
Asia	Beijing	MEN, CN, ES
UK	Maidenhead	MEN
France	Chateauford	CN
South Korea	Anyang	LG-Nortel (“LGN”) products

Although R&D projects are tracked to specific product portfolios for purposes of assigning expenses, the equipment used for product portfolios occasionally is shared across product portfolios within each segment. Further, there are labs (e.g., Ottawa and Beijing) that cater to the needs of multiple segments. Even if there was an expectation that an R&D project would benefit multiple segments in the future, there was no “allocation” of R&D expense from a single project across the multiple segments.

The Chief Technology Officer’s organization had a “Common Engineering” team, which coordinated global R&D projects that crossed segments (e.g., software platform development). This team also dealt with the development of next generation technology that may not become generally available or be aligned with any specific segment. This team also helped standardize R&D design processes, tools and capabilities.

Nortel also invested in several technology-innovation initiatives with a number of major universities around the world. Nortel complemented its in-house R&D through strategic alliances, partners, and joint ventures with other best-in-class companies. Some examples of such strategic relationships include Microsoft, LG Electronics and IBM. Such R&D spending would also not always align with specific segments or product portfolios.

There are several examples of Nortel’s intellectual property rights (“IPR”) and proprietary software code crossing operating segments. The following table, which was included in Nortel’s Response Letter to the SEC dated February 12, 2007, illustrated the interdependent nature of R&D costs at Nortel:

Product Portfolio	VSE	Spectrum Platform	Passport 7K	S18K BTS	OAM	Passport 15K	NodeB	Preside	CS2K	MCS	SDM & CBM	Media Gateway	eBSC
Data			X			X		X				X
Telephony						X		X	X	X		X
Applications						X							X
EN&SM						X		X
Data Networking and Security						X						X
Optical Networking						X
CDMA	X		X		X	X			X		X	X	X
GSM	X	X	X	X	X	X	X		X		X	X
UMTS	X		X	X	X	X	X		X		X	X	X
CMN - TDM	X	X			X	X			X			X
CMN - Succession	X				X	X			X		X	X	X
CMN - IMS	X				X	X			X	X		X
WiMax	X				X	X

The interdependence of Nortel’s R&D assets and function has been very apparent during the negotiation of the recent business dispositions. The sale of certain product portfolios (e.g., Multi-Service Switching) has been delayed due to the cross-segment impact of its technology and support. Also, a review of the IPR to be included in each sale was performed and, in several cases, the IP was licensed rather than assigned due to its proprietary nature to the remaining Nortel businesses.

These factors historically have supported Nortel’s conclusion that significant R&D interdependencies exist among its product portfolios.

Cost Sharing

Several essential functions within Nortel historically have been organized globally rather than at a segment level.

The sales function was organized regionally and by major customer accounts. The same sales team, for a large customer, would support and generate sales of multiple segments’

products. Within the larger regions of Nortel’s global business (e.g., North America), a portion of the Nortel sales team was focused on Carrier products (broadly defined to include Optical and Carrier Ethernet, which are product portfolios within the MEN segment) and another portion was focused on Enterprise products. The Wireless, Carrier VoIP Application Solutions (“CVAS”), Optical, and Carrier Ethernet products were deemed to have more similar markets, in contrast with the very different Enterprise market.

Marketing, including advertising, was organized at regional, segment and corporate levels with overall direction and branding initiatives provided by the Chief Marketing Officer’s office, which was a corporate function and not specific to any particular product portfolio or segment. Therefore, portions of sales and marketing were not discrete costs identifiable to specific segments.

The Global Operations team was responsible for supply chain and inventory management. Nortel has outsourced almost all of its supply chain and this function has been managed on a centralized basis for all businesses.

Financial information

As a result of the interdependent activities described above, Nortel’s segment income statements contained a mix of direct and allocated amounts.

Also, as a result of its focus on customers and integrated solutions as described above, Nortel did not record or manage the balance sheet at a segment level. As a result, cash flows by segment are not readily available and therefore had to be modeled for purposes of completing the impairment tests at a segment level. This included significant modeling activities for much of the working capital. Nortel believed that although significant judgment was required to arrive at cash flows related to segments, it was appropriate to define the segment level as an asset grouping related to R&D equipment, given the level at which the R&D equipment was deployed and utilized. Nortel did review whether it would be appropriate to define the asset grouping at a product portfolio level but concluded the R&D equipment could not be exclusively defined at that level. Further, identifying cash flows at that lower level would have required additional allocations and assumptions, and ultimately not resulted in largely independent cash flows which are clearly distinguishable, as required by SFAS 144.

Historical Conclusion

Historically, Nortel has concluded its asset groupings were the same as its operating segments. Previously, Nortel concluded that Code Division Multiple Access (“CDMA”) was not a component as defined in paragraph 41 of SFAS 144. The CDMA business is not a reportable segment, reporting unit, subsidiary, or asset grouping. Nortel concluded the CDMA business was not an operating segment, as that term is defined in paragraph 10 of Statement 131, because discrete financial information is not available or reviewed by the Chief Operating Decision Maker. As noted in the preceding paragraphs, Nortel does not have discrete financial information at the product portfolio level. Therefore, Nortel concluded the CDMA business did not meet the definition of a component under SFAS 144 and as a result, did not qualify for treatment as a discontinued operation.

In contrast, during 2009 Nortel concluded its disposition of its ES business resulted in discontinued operations. The ES business was a reportable segment, as defined in SFAS 131, and hence, a component of an entity as defined in SFAS 144 with operations and cash flows that can be clearly distinguished from the rest of the entity.

Business and Process Changes in 2009

As described in its press release dated November 10, 2008, in 2009, Nortel transitioned to an integrated business unit structure to give greater financial and operational control to the business units, increase accountability for overall performance, and reduce the duplication inherent in matrix organizations. The result of this reorganization was to split the company into an Enterprise unit and a Carrier unit. The Carrier unit included the Wireless business (i.e. CDMA, Global System for Mobile Communications (“GSM”), CVAS) and the MEN business. It is important to note that the revenue dependencies described above would not change solely as a result of this change in structure (i.e., the structure of customer contracts was not changed). Also, specifically as it related to the Carrier unit, most of the cost sharing attributes described above remained unchanged. Although changes during the first half of 2009 reorganized Nortel into an Enterprise unit and a Carrier unit, the revenue and R&D interdependencies, as well as, significant cost-sharing remained. Therefore, Nortel concluded there were not clearly distinguishable cash flows below the operating segment level.

As described in its press releases dated May 11, 2009 and August 10, 2009, Nortel continued its move toward stand-alone business units in the second and third quarters of

2009 in order to maximize value through the sales of its businesses. This further reorganization involved the additional decentralization of functions in the Carrier unit including the Carrier sales function and portions of the Carrier Operations group, such that the product portfolios in the Carrier unit (i.e., CDMA, GSM and CVAS) were largely stand-alone businesses upon its completion. Nortel believes it is important to note that the move to largely standalone businesses in the third quarter of 2009 was consistent with the decision at that time to sell these businesses to maximize value for the creditors and customers, and not reflective of the manner in which these businesses had been managed prior to that decision. These changes were made solely to facilitate Nortel’s efforts to market and eventually sell these businesses. Nortel concluded these changes did not result in cash flows that could be clearly distinguished operationally and for financial reporting purposes below the segment level.

Following the completed changes in the third quarter of 2009, the attribution of the balance sheet continued to be a combination of direct attribution and allocation. Inventory, lab assets, and most intangible assets were discrete to a standalone business at that time. Accounts receivable, real estate, leasehold improvements, and furniture continued to not be identifiable with a standalone business.

Carve-out Financial Statements

Refer to Nortel’s response to Comment #3 below for a description of the carve-out financial information prepared for each standalone business.

Summary

Nortel concluded, due to the cash flow interdependencies, its cash flows were not clearly distinguishable or specifically identifiable at the product portfolio level. For this reason, Nortel believes its assessment of its components and asset groupings is appropriate.

Annual Report on Form 10 K for the fiscal year ended December 31, 2008 Page 91 Disclosure

Please be supplementally advised that Nortel will clarify its disclosure in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and future filings to read as follows:

•	results of testing for recoverability of a significant asset group; and…

deleting “within a reporting unit”, since our asset groups and reporting units are the same.

Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Page 93 Disclosure

Please be supplementally advised that Nortel will provide additional disclosure in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and future filings to read as follows:

…included cash flow projections from operations along with cash flows associated with the eventual disposition of specific asset groupings and compared those aggregate cash flows with the respective carrying values….

2.	Additionally on page 91 of your filing it appears that you deem certain of your subsidiaries as a component of a reporting unit based on your disclosure. Tell us if your divestitures include such subsidiaries that had been deemed components of any of your reporting units. If they were not, or would not be, reported as discontinued operations, please tell us why.

Please be supplementally advised that LGN is the only subsidiary to be a component of a reporting unit; however, LGN was not a part of any of the divestitures that occurred in 2009.

3.	In order that we may better understand your conclusion that most of the subject divestitures did not meet the criteria to be classified as discontinued operations, please tell us if any discrete financial information (i.e., distinguishing the businesses/assets held for sale from your ongoing business) was made available to regulatory authorities in order to secure court approvals in the U.S., Canada, and EMEA for the auction and closing of the sale of such businesses, as well as to the successful bidders, including but not limited to Ciena and Ericsson.

Please be supplementally advised that Nortel provided a significant amount of business specific financial data to the successful bidders and as part of regulatory and court filings required to complete the transactions. The most complete financial information provided was the historical and forecasted management P&L results, prepared on the same basis as Nortel segment results (i.e. Management Operating Margin). Nortel also prepared carve-out income statements and balance sheets for each of its product portfolios, since such carve-out financial statements were not available previously. Carve-out financial statements were prepared for the Enterprise divestiture that consisted of an income statement, balance sheet, and cash flow and notes to the financial statements, which were prepared to be in compliance with the acquired business financial statement requirements of Rule 3-05 of Regulation S-X. It is important to note that while such information was provided, a substantial amount of work was required to prepare the information. As discussed above, as a result of the manner in which Nortel managed its businesses and created value with its customers, Nortel has not historically tracked its balance sheet by product portfolio and has allocated significant costs to its P&L based on cost sharing attributes. Nortel engaged an outside firm to assist in the preparation of carve-out financial statements by product portfolio as it required significant manipulation of various sources of data throughout the organization and the development of a number of direct attribution metrics. As a result, Nortel does not consider most of the information provided to be discrete in nature. The information is not consistent with the manner in which financial results are reviewed or financial decisions have been made within Nortel (i.e., prior to the decision to make the businesses available for sale).

4.	In connection with customary closing conditions on the sale of these businesses, please tell us on what basis post-closing purchase price adjustments will be made.

Our asset sale agreements provide for post-closing adjustments to the stated purchase price based on the actual value of certain assets and liabilities as of the closing date relative to an estimate of those amounts at closing. Adjustments may be made for, among other things: (i) changes in net working capital; (ii) changes in amounts to be paid in respect of transferred employees, including such items as accrued compensation and vacation days, retirement benefits and severance amounts; and (iii) changes in amounts related to assets being transferred outside the United States, including purchase price reductions for assets in EMEA that are unable to be transferred due to further insolvency proceedings and fixed purchase price reductions for assets transferred in China. In addition, some asset sale agreements include additional purchase price adjustments that depend on changes in inventory, net debt, standard margin and deferred profits of the business sold. None of these adjustments have materially changed, or are expected to materially change, the purchase price (other than with respect to the planned sale of Nortel’s CVAS business).

As announced on December 23, 2009, Nortel entered into a “stalking horse” asset sale agreement with GENBAND, Inc. (“GENBAND”) for the sale of substantially all of the assets of its North America, Caribbean and Latin America and Asia CVAS business, and an asset sale agreement with GENBAND for the sale of substantially all of the assets of the EMEA portion of its CVAS business for a purchase price of $282 million, subject to downward balance sheet and other closing adjustments currently estimated at approximately $100 million, for net proceeds of $182 million. This proposed transaction with GENBAND currently remains subject to an auction process and, as a result, the terms and conditions relating to the divestiture of Nortel’s CVAS business may change.

5.	In connection with significant divestitures as reported in various Forms 8-K, tell us how you complied with the requirements under Rule 11-01(a)(4) and (b)(2) of Regulation S-X.

To date, Nortel has completed sales of (i) substantially all of its ES business as well as the shares of NGS and DiamondWare, Ltd.; (ii) substantially all of its CDMA business and LTE Access assets; and (iii) its Next Generation Packet Core assets. Each of these sales was independent of the others and made to unrelated parties. Nortel has now completed its assessment of the requirements of Rule 11-01 and is currently in the process of preparing pro forma financial statements with respect to the divestiture of substantially all of its ES business as well as the shares of NGS and DiamondWare, Ltd.

Based on Nortel’s review and analysis, the divestitures of substantially all of its CDMA business and LTE Access assets (included in the WN segment) and its Next Generation Packet Core assets (also included in the WN segment) did not qualify individually as businesses that met the conditions of a significant subsidiary as set out in Rule 1-02(w) of Regulation S-X.

Nortel also considered the guidance in section 3110.3 of the Division of Corporation Finance Financial Reporting Manual, which indicates that pro forma financial statements are not required for individually insignificant acquisitions of businesses unless they are significant in the aggregate at over the 50% level. Although Nortel was unable to identify specific guidance requiring such an approach in the context of divestitures, Nortel assessed the significance of the three divestitures in the aggregate and they were not significant in the aggregate at over the 50% level.

* * * * * * * * * * * * * * * * * * * *

Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * * * * * * * * *

Please contact Anna Ventresca, General Counsel and Corporate Secretary at 905.863.1204 or the undersigned at 905.863.7059 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/s/ Clarke Glaspell

Clarke Glaspell

Controller

CG/gkm

cc:	Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer

and Chief Restructuring Officer, Nortel

Grace McDonald, Corporate Counsel, Nortel

Phil Dowad, Audit Partner, KPMG LLP

Craig Brod, Cleary Gottlieb Steen & Hamilton LLP

Sandra Flow, Cleary Gottlieb Steen & Hamilton LLP